UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

Emerson Radio Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

291087203

(CUSIP Number)

Eleanor Ann Crosthwaite

The Grande Holdings Limited

12th Floor, The Grande Building

398 Kwun Tong Road

Kowloon, Hong Kong

(852) 97743970

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

May 26, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Sino Bright Enterprises Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Grosvenor Fair Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Barrican Investments Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) McVitie Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Airwave Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) The Ho Family Trust Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Ho Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Accolade (PTC) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Christopher Ho Wing On
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock of Emerson Radio Corp. (“Emerson”). The address of the principal executive offices of Emerson Radio Corp. is 3 University Plaza, Suite 405, Hackensack, New Jersey 07601.

Item 2. Identity and Background.

This statement is filed on behalf of each of the following Reporting Persons:

(1) Sino Bright Enterprises Co., Ltd. (“Sino Bright”), a British Virgin Islands corporation engaged in investment holding, the executive offices of which are at c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(2) Grosvenor Fair Limited (“Grosvenor”), a British Virgin Islands engaged in investment holding, the executive offices of which are at c/o 12th Floor, the Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(3) Barrican Investments Corporation (“Barrican”), a British Virgin Islands corporation engaged in investment holding, the executive offices of which are at c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(4) McVitie Capital Limited (“McVitie”), a British Virgin Islands corporation engaged in investment holding, the executive offices of which are at c/o 12th Floor, The Grande Building, 398 Kwun Tong Raod, Kowloon, Hong Kong. McVitie was acquired by Barrican on June 28, 2016.

(5) Airwave Capital Limited (“Airwave”), a British Virgin Islands corporation engaged in investment holding, the executive offices of which are at c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(6) The Ho Family Trust Limited (“THFTL”), British Virgin Islands corporation engaged in investment holding, the executive offices of which are at c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(7) Ho Family Trust (the “Ho Family Trust”), a British Virgin Islands irrevocable discretionary trust, the executive offices of which are at c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(8) Accolade (PTC) Inc. (“Accolade”), a British Virgin Islands corporation engaged in serving as trustee of the Ho Family Trust, the executive offices of which are at c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(9) Mr. Ho, a citizen of Canada. Mr. Ho’s business address is 119 Emerald Hill Road, #12-01 Residences at Emerald Hill, Singapore 229401. Mr. Ho currently serves as Chief Executive Officer and Chairman of Lafe Corporation Limited, a company listed on the Singapore Exchange, and as Chief Executive Officer of THFTL. On June 19, 2016, Mr. Ho was appointed Chairman of the Board of Emerson.

Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit 2. Accordingly the Reporting Persons are hereby filing a joint Schedule 13D.

As of the date of this Statement, S&T International Distribution Ltd. (“S&T”) has the direct power to vote and direct the disposition of the 15,243,283 Shares (the “Emerson Shares”). As the sole parent of S&T, Grande N.A.K.S. Ltd. (“N.A.K.S.”) has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. As the sole parent of N.A.K.S., The Grande Holdings Limited (“Grande Holdings”) has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. As the owners of approximately 73.65% in the aggregate of Grande Holdings, Sino Bright, Grosvenor, Barrican, McVitie and THFTL, and, as the sole parent of Barrican, Airwave, share the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. Sino Bright individually holds approximately 66.27% of Grande Holdings and so has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. Barrican individually holds approximately 6.10% of Grande Holdings. McVitie individually holds approximately 1.28% of Grande Holdings. Barrican is the sole parent of McVitie. Barrican acquired McVitie on June 28, 2016. As the sole parent of Sino Bright, Grosvenor and Airwave, THFTL has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. As the sole parent of THFTL, the Ho Family Trust has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. As the trustee of the Ho Family Trust, Accolade has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T.

Mr. Ho is a discretionary beneficiary of the Ho Family Trust. Mr. Ho does not have the indirect power to vote or dispose of the Emerson Shares held for the account of S&T by reason of his status as one of the discretionary beneficiaries of the Ho Family Trust. Nonetheless, Mr. Ho is the Chief Executive Officer of THFTL and Chairman of the Board of Emerson. As a result, Mr. Ho may be deemed to share the power to direct the voting and disposition of the Emerson Shares held for the account of S&T and may accordingly be deemed to be a beneficial owner of such Emerson Shares.

Set forth on Annex A to this Statement is a chart setting forth, with respect to each executive officer, director and controlling person of each referenced Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, no Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

None of the Emerson Shares are directly held or were directly acquired by any of the Reporting Persons.

Item 4. Purpose of Transaction.

On May 26, 2016, Fok Hei Yu (who is also known by the anglicized name Vincent Fok), formerly a director and Chairman of the Board of Emerson, and Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited, the Joint and Several Provisional Liquidators over Grande Holdings were released and discharged by the Hong Kong Court, the winding up of Grande Holdings was permanently stayed, Grande Holdings fulfilled all of the resumption conditions imposed on Grande Holdings by The Stock Exchange of Hong Kong Limited (“HKEX”) and Grande Holdings made application to the HKEX for the resumption of trading in its shares on the HKEX with effect from May 30, 2016 (the “Grande Resumption”). The resumption of trading of Grande Holdings’ shares on HKEX occurred on May 30, 2016.

Furthermore, upon the completion of the Grande Resumption, certain companies which are Reporting Persons in this Schedule 13D held approximately, in the aggregate, a 72.26% shareholding in Grande Holdings, and as of the date of this filing, hold approximately, in the aggregate, a 73.65% shareholding in Grande Holdings, and therefore beneficially control the voting and disposition of the 15,243,283 shares of Emerson beneficially owned by Grande Holdings through certain of Grande Holdings’ subsidiaries.

Also, effective May 30, 2016, the Chief Executive Officer of Emerson and a director of Emerson, Mr. Duncan Hon, was appointed Chief Executive Officer of Grande Holdings and an executive director of Grande Holdings.

On June 19, 2016, Mr. Ho was appointed to the Board of Directors of Emerson. Mr. Ho will serve as Chairman of the Board of Emerson, a position he previously held with Emerson from July 2006 until November 2013. In addition, on June 19, 2016, Messrs. Michael Binney and Kin Yuen were appointed to fill vacancies on the Board of Directors of Emerson. The vacancies resulted from the resignation of five Emerson directors following the completion of the restructuring of Grande Holdings. The Emerson Board of Directors has been reduced from seven to five members, and following the three above-referenced appointments, there are no remaining vacancies on the Emerson Board of Directors. Messrs. Ho, Binney and Yuen were recommended to the Emerson Board of Directors by Grande Holdings. Mr. Binney also serves as Deputy Chief Executive Officer – Financial Accounting and Company Secretarial of Grande Holdings, with effect from June 20, 2016. Messrs. Ho, Binney and Yuen, as three of the five members of the Emerson Board of Directors, may have influence over the corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of Emerson at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in Emerson through, among other things, the purchase or sale of securities of Emerson on the open market or in private transactions or otherwise, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales involving Emerson or certain of Emerson’s businesses or assets including advocating for a sales process, including a transaction in which the Reporting Persons may participate, strategy and plans of Emerson, or may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in Emerson on a continuing basis and will from time to time in the future continue to express their views to and/or meet with management, the Board, other shareholders or third parties, including, service providers and financing sources, and/or may formulate plans or proposals regarding Emerson, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer.

S&T is the record owner of the Emerson Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Emerson Shares. As the sole stockholder of N.A.K.S, Grande Holdings may be deemed to own beneficially the Emerson Shares. As the holders of approximately 73.65%, in the aggregate, of the stock of Grande Holdings, Sino Bright, Grosvenor, Barrican, McVitie and THFTL, and, as the sole stockholder of Barrican, Airwave, may be deemed to own beneficially the Emerson Shares. Sino Bright individually holds approximately 66.27% of the stock of Grande Holdings. Barrican individually holds approximately 6.10% of the stock of Grande Holdings. McVitie individually holds approximately 1.28% of the stock of Grande Holdings. Barrican is the sole stockholder of McVitie. Barrican acquired McVitie on June 28, 2016. As the sole stockholder of Sino Bright, Grosvenor and Airwave, THFTL may be deemed to own beneficially the Emerson Shares. As the sole stockholder of THFTL, the Ho Family Trust may be deemed to own beneficially the Emerson Shares. As the trustee of the Ho Family Trust, Accolade may be deemed to own beneficially the Emerson Shares.

Mr. Ho is the Chief Executive Officer of THFTL and Chairman of Board of Emerson. As a result, Mr. Ho may be deemed to own beneficially the Emerson Shares.

On May 26, 2016, Mr. Fok Hei Yu and Mr. Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited, were released and discharged as the provisional liquidators of Grande Holdings.

(a) Each of the Reporting Persons may be deemed to own beneficially 56.2% of the Shares of Emerson, which percentage is calculated based upon 27,129,832 Shares reported to be outstanding as of February 16, 2016. Each of the Reporting Persons disclaims beneficial ownership of the Emerson Shares.

(b) For each Reporting Person, the following are the number of shares as to which such person has:

i. sole power to vote or to direct the vote: 0 shares.

ii. shared power to vote or to direct the vote: 15,243,283 shares.

iii. sole power to dispose or to direct the disposition: 0 shares.

iv. shared power to dispose or to direct the disposition: 15,243,283 shares.

(c) None of the Reporting Persons has effected any transaction in the Emerson Shares during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Emerson Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1: Announcement by The Grande Holdings Limited, dated May 26, 2016.**

Exhibit 2: Joint Filing Agreement, dated August 19, 2016 by and among Mr. Ho, Accolade, the Ho Family Trust, THFTL, Sino Bright, Grosvenor, Airwave, Barrican and McVitie.**

**	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MR. CHRISTOPHER HO WING ON

Dated: August 19, 2016	/s/ Christopher Ho

ACCOLADE (PTC) INC.

Dated: August 19, 2016	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

HO FAMILY TRUST
By: Accolade (PTC) Inc., its Trustee

Dated: August 19, 2016	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

THE HO FAMILY TRUST LIMITED
By: Accolade (PTC) Inc., its Director

Dated: August 19, 2016	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

AIRWAVE CAPITAL LIMITED
By: The Ho Family Trust Limited, its Director
By: Accolade (PTC) Inc., its Director

Dated: August 19, 2016	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

BARRICAN INVESTMENTS CORPORATION
By: The Ho Family Trust Limited, its Director
By: Accolade (PTC) Inc., its Director

Dated: August 19, 2016	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

MCVITIE CAPITAL LIMITED
By: The Ho Family Trust Limited, its Director
By: Accolade (PTC) Inc., its Director

Dated: August 19, 2016	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

SINO BRIGHT ENTERPRISES CO., LTD.
By: The Ho Family Trust Limited, its Director
By: Accolade (PTC) Inc., its Director

Dated: August 19, 2016	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

The original statement shall be signed by each person on whose behalf the Statement is filed or his authorized representative. If the Statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ANNEX A

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of the Ho Family Trust. The principal address of each individual listed below, unless otherwise indicated below, is c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Accolade	Trustee	Not applicable	British Virgin Islands

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of The Ho Family Trust Limited. (“THFTL”). The principal address of each individual listed below, unless otherwise indicated below, is c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Christopher Ho Wing On	Chief Executive Officer	Chief Executive Officer and Chairman of Lafe Corporation Limited, Chief Executive Officer of THFTL and Chairman of the Board of Emerson	Canadian

Accolade, as trustee of the Ho Family Trust	Controlling Shareholder and Sole Corporate Director	Not applicable	British Virgin Islands

Christopher Chiang	Chief Financial Officer	Chief Financial Officer of THFTL	Australian

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Airwave Capital Limited (“Airwave”). The principal address of each individual listed below, unless otherwise indicated below, is c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
THFTL	Controlling Shareholder and Sole Corporate Director	Not applicable	British Virgin Islands

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Barrican Investments Corporation (“Barrican”). The principal address of each individual listed below, unless otherwise indicated below, is c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Airwave	Controlling Shareholder	Not applicable	British Virgin Islands

THFTL	Sole Corporate Director	Not applicable	British Virgin Islands

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of McVitie Capital Limited (“McVitie”). The principal address of each individual listed below, unless otherwise indicated below, is c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Barrican	Controlling Shareholder	Not applicable	British Virgin Islands
THFTL	Sole Corporate Director	Not applicable	British Virgin Islands

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grosvenor Fair Limited (“Grosvenor”). The principal address of each individual listed below, unless otherwise indicated below, is c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
THFTL	Controlling Shareholder and Sole Corporate Director	Not applicable	British Virgin Islands

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Sino Bright Enterprises Co., Ltd. (“Sino Bright”). The principal address of each individual listed below, unless otherwise indicated below, is c/o 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
THFTL	Controlling Shareholder and Sole Corporate Director	Not applicable	British Virgin Islands